                                 SUPPLEMENT TO

                     AMENDED AND RESTATED OFFER TO PURCHASE

                                  (AIMCO LOGO)

                             AIMCO PROPERTIES, L.P.
        is offering to purchase any and all limited partnership units in

                          CENTURY PROPERTIES FUND XIX
                          FOR $300.00 PER UNIT IN CASH

     On February 16, 2005, we commenced an offer to purchase the limited partnership units of Century Properties Fund XIX upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal dated as of that date, which have been subsequently amended and restated by the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal, each dated as of June 6, 2005 (which, together with any supplements or amendments, including this Supplement and the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal, collectively constitute the "Offer").

     THE PURPOSE OF THIS SUPPLEMENT IS TO SUPPLEMENT AND AMEND THE INFORMATION CONTAINED IN THE AMENDED AND RESTATED OFFER TO PURCHASE PREVIOUSLY MAILED TO YOU. WE URGE YOU TO READ THE INFORMATION IN THIS SUPPLEMENT AND THE OFFER CAREFULLY FOR A DESCRIPTION OF OUR OFFER. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE AMENDED AND RESTATED OFFER TO PURCHASE PREVIOUSLY MAILED TO YOU FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER.

     Upon the terms and subject to the conditions set forth in the Offer, we will accept any and all units validly tendered in response to our offer. You will not pay any partnership transfer fees if you tender units pursuant to this offer. You will pay any other fees or costs, including any transfer taxes. Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer.

     OUR OFFER HAS BEEN EXTENDED. OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL NOW EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 15, 2005, UNLESS WE EXTEND THE DEADLINE.

     If you desire to tender any of your units in response to our offer, you should complete and sign the Amended and Restated Letter of Transmittal that was previously mailed to you in accordance with its instructions and mail and deliver it and any other required documents to the Altman Group, Inc., which is acting as the Information Agent in connection with our offer. If you have already tendered your units, you need not take any further action to continue to tender your units. If you have already tendered your units and would like to withdraw any of your tendered units, you must comply with the requirements for exercising your withdrawal rights as set forth in the Amended and Restated Offer to Purchase.

     THE GENERAL PARTNER DOES NOT MAKE ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD ACCEPT OUR OFFER. YOU ARE ENCOURAGED TO CAREFULLY REVIEW THIS SUPPLEMENT, THE AMENDED AND RESTATED OFFER TO PURCHASE, THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, AND ANY OTHER INFORMATION AVAILABLE TO YOU AND TO SEEK THE ADVICE OF YOUR INDEPENDENT LAWYER, TAX ADVISOR AND/OR FINANCIAL ADVISOR WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES BEFORE DECIDING WHETHER OR NOT TO ACCEPT OUR OFFER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  July 8, 2005

VALUATION OF UNITS

     General. As disclosed in the Amended and Restated Offer to Purchase, under the section entitled "SPECIAL FACTORS -- Valuation of Units," we initially determined our offer price by calculating a net equity value per unit, which is equal to the amount that would be distributed to limited partners in the event of a hypothetical winding up of the partnership, assuming that all of the partnership's properties are sold at prices equal to our estimate of their gross property values. The gross property value is directly comparable to the gross sale price if a property were sold. Ordinarily, when a property is sold, the terms of the mortgage on the property require that the outstanding balance be repaid, together with a prepayment penalty. As a result, in calculating net equity value, we deduct our estimate of such prepayment penalties from the gross property value to arrive at a net property value.

     After calculating a net property value for each property owned by the partnership, we add the net property values of all properties to arrive at an aggregate net property value for the partnership. We then (i) add our estimate of the value of all other assets of the partnership, and (ii) deduct the amount of all liabilities of the partnership, including the mortgage debt (but not the prepayment penalty which was deducted from the gross property value to produce the net property value). The result is what we refer to as the net equity value of the partnership. We then allocate a portion of the net equity value of the entire partnership to the limited partners, which represents the portion allocable to the limited partners under the partnership agreement, and divide this by the number of outstanding limited partnership units to determine a net equity value per unit. In our Amended and Restated Offer to Purchase, dated June 6, 2005, we calculated a net equity value for your partnership of $261.28 per unit, which was our original offer price. We subsequently increased our offer price to $300.00 per unit to match the price being paid in a competing offer.

     Misty Woods Apartments. As disclosed in the Amended and Restated Offer to Purchase, on May 19, 2005, your general partner entered into a purchase agreement with an unrelated third party to sell Misty Woods Apartments as part of a sale of a portfolio of nine properties. The total sales price for the portfolio is $62,300,000, of which $6,550,000 represents the sales price for Misty Woods Apartments. This amount compares with our estimate of the gross property value of Misty Woods Apartments of $6,573,093. In determining our offer price, we had deducted from this gross property value a prepayment penalty for the Misty Woods mortgage equal to $183,093. However, the mortgage for Misty Woods Apartments may be repaid at any time during the six month period immediately preceding its maturity date of January 1, 2006, without incurring any prepayment penalty. The property sale is expected to close on August 4, 2005. Accordingly, no prepayment penalty will be due if the mortgage is repaid at that time.

     Under the purchase agreement, the buyer will pay for all title costs, but the partnership is responsible for one-half of the escrow fees, and all of its other closing costs associated with the sale of Misty Woods Apartments, including but not limited to a broker's commission and transfer taxes. We estimate that our share of the closing costs will be 3% of the contract sale price ($196,500), and transfer taxes will be 0.4% of the contract sale price ($26,200), all of which will be paid to unrelated third parties. The closing costs may include, but are not limited to, broker's commissions, escrow fees and recording fees. No fees or transaction costs will be paid to AIMCO or its affiliates.

     Greenspoint Apartments. On May 17, 2005, the partnership refinanced the mortgage encumbering Greenspoint Apartments. The new mortgage, in the principal amount of $11,000,000, replaced the existing mortgage, which had an outstanding balance of approximately $7,981,000. Proceeds from the new mortgage were used to repay the prior mortgage and pay approximately $114,000 of closing costs associated with the transaction. The remaining proceeds of approximately $2,905,000 were used as follows: (i) approximately $1,368,000 to pay loans due to an affiliate of the general partner, (ii) approximately $21,000 to pay accrued reimbursements of accountable administrative expenses due to an affiliate of the general partner, and (iii) approximately $1,516,000 retained by the partnership will be used to fund the proposed redevelopment of Sunrunner Apartments. In connection with the refinancing of Greenspoint Apartments, the lender obtained an appraisal from CB Richard Ellis, Inc. ("CBRE"), an independent appraiser. In a report dated April 25, 2005, CBRE concluded that the "as is" market value of Greenspoint Apartments was $17,600,000 as of April 18, 2005. This compares with $14,500,000, which was the "as-is" market value as of May 6, 2003, determined by

American Appraisal Associates, Inc. ("AAA") in its report, dated July 14, 2003. More information with respect to CBRE's appraisal is included in this Supplement under "Third Party Appraisals."

     Sands Point Apartments. On May 27, 2005, the partnership refinanced the mortgage encumbering Sands Point Apartments. The new mortgage, in the principal amount of $11,000,000, replaced the existing mortgage, which had an outstanding balance of approximately $8,859,000 and accrued and unpaid interest of approximately $25,000. Proceeds from the new mortgage were used to repay the prior mortgage, pay approximately $132,000 of closing costs associated with the transaction and establish approximately $482,000 of reserves for repairs, real estate taxes and insurance with the lender. The remaining net proceeds of approximately $1,502,000 will be retained by the partnership and used to fund the proposed redevelopment of Sunrunner Apartments. In connection with the refinancing of Sands Point Apartments, the lender also obtained an appraisal from CBRE. In a report dated May 9, 2005, CBRE concluded that the "as is" market value of Sands Point Apartments was $18,000,000 and the "as stabilized" market value of Sands Point Apartments was $18,150,000, each as of April 21, 2005. This compares with $14,600,000, which was the "as-is" market value as of May 6, 2003, determined by AAA in its report, dated July 3, 2003. More information with respect to CBRE's appraisal is included in this Supplement under "Third Party Appraisals."

     Revised Calculation of Net Equity Value per Unit. Based on the foregoing, we have recalculated net equity value per unit, using the same methodology and amounts as described under "SPECIAL FACTORS -- Valuation of Units" in the Amended and Restated Offer to Purchase, except that:

     - we did not deduct any prepayment penalty for Misty Woods Apartments;

     - we included a prepayment penalty of $1,481,639 applicable to Greenspoint Apartments to reflect the terms of the new mortgage; as with the prior mortgage, the terms of the new mortgage for Sands Point Apartments do not include a prepayment penalty;

     - we used the new mortgage amounts for Greenspoint Apartments and Sands Point Apartments ($11,000,000 each), and made other adjustments to reflect the application of the proceeds from these mortgages as described in this Supplement under "Greenspoint Apartments" and "Sands Point Apartments," including the retention of net cash proceeds of approximately $1,516,000 for Greenspoint Apartments and approximately $1,502,000 for Sands Point Apartments; and

     - we adjusted the amount for deficit restoration obligation, which changes when the other amounts in the table below change.

     The revised calculation is as follows:

Aggregate net property value of partnership properties......  $ 67,389,489
Plus: Cash and cash equivalents.............................     3,460,482
Plus: Other partnership assets..............................     1,909,512
Less: Mortgage debt, including accrued interest.............   (50,780,743)
Less: Accounts payable and accrued expenses.................      (290,807)
Less: Other liabilities.....................................      (750,597)
Plus: Deficit restoration obligation........................       837,515
                                                              ------------
Net equity value of your partnership........................  $ 21,774,852
                                                              ------------
Net equity value allocated to holders of units..............  $ 21,356,852
  Total number of units.....................................     89,292.00
                                                              ------------
Net equity value per unit...................................  $     239.17
                                                              ============

     If we had used the contract sale price for Misty Woods Apartments ($6,550,000) instead of our estimated gross property value ($6,573,093), all other items would have remained the same, except that the net equity value of the partnership would be $21,751,297, and the net equity value per unit would be $238.91, as all other items added and deducted would have remained unchanged.

     In our calculation of the net equity value per unit, we have not made any deduction for customary transaction costs that would ordinarily be incurred in connection with a sale of a property such as broker's commissions, title and escrow fees and transfer taxes. In our experience, the seller's closing costs are approximately 3% of the sale price, and transfer taxes vary based on the jurisdiction in which the property is located. If we had deducted an amount equal to the estimated transaction costs, the net equity value of the partnership and the net equity value per unit would be correspondingly reduced.

     Revised Calculation of Net Liquidation Proceeds per Unit. We have also recalculated our estimate of the net liquidation value per unit, using the same methodology and amounts described under "Revised Calculation of Net Equity Value per Unit" in this Supplement, except that instead of our estimate of gross property values for each property, we used the most recent appraised values for the properties -- the 2005 CBRE appraised values for Greenspoint Apartments and Sands Point Apartments, and the 2003 AAA appraised values for all other properties.

     The revised calculation is as follows:

Net appraised value of partnership properties...............  $ 85,403,809
Plus: Cash and cash equivalents.............................     3,460,482
Plus: Other partnership assets..............................     1,909,512
Less: Mortgage debt, including accrued interest.............   (50,780,743)
Less: Accounts payable and accrued expenses.................      (290,807)
Less: Other liabilities.....................................      (750,597)
Plus: Deficit restoration obligation........................     1,197,802
                                                              ------------
Estimated net liquidation proceeds of your partnership......  $ 40,149,459
                                                              ------------
Estimated net liquidation proceeds allocated to holders of
  units.....................................................  $ 39,370,426
  Total number of units.....................................     89,292.00
                                                              ------------
Estimated net liquidation proceeds per unit.................  $     440.92
                                                              ============

     If we had used the contract sale price for Misty Woods Apartments ($6,550,000) instead of the appraised value ($8,200,000), all other items would have remained the same, except that the estimated net liquidation proceeds would be $38,466,459, and the estimated net liquidation proceeds per unit would be $422.44, as all other items added and deducted would have remained unchanged.

     If we had deducted an amount equal to the estimated transaction costs (broker's commissions, title and escrow fees and transfer taxes), our estimate of the net liquidation proceeds of the partnership and the net liquidation proceeds per unit would be correspondingly reduced.

POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER

     In addition to those factors described in the Amended and Restated Offer under "SPECIAL FACTORS -- Position of the General Partner of Your Partnership With Respect to the Offer -- Factors in Favor of Fairness Determination," the general partner also considered the following factors:

     - our offer price of $300.00 per unit is higher than our revised calculation of net equity value per unit ($239.17); and

     - our estimate of net equity value per unit and the net liquidation proceeds per unit do not take into account any transaction costs associated with a sale of a property.

     In addition to those factors described in the Amended and Restated Offer to Purchase under "SPECIAL FACTORS -- Position of the General Partner of Your Partnership With Respect to the Offer -- Factors Not in Favor of Fairness Determination," the general partner also considered the following factors:

     - our estimate of the gross property values for Greenspoint Apartments and Sands Point Apartments is approximately 70% and 69%, respectively, of their April 2005 appraised values, as determined by CBRE; and

     - our offer price of $300.00 per unit is less than our estimate of the net liquidation proceeds that would be payable to you if your partnership's properties were sold at prices equal to their most recent appraised values, which we estimate to be $440.92 per unit.

     The general partner believes the offer price is fair despite the fact that the liquidation value implied by the most recent appraisals of your partnership's properties ($440.92 per unit) is higher than our offer price, and despite the fact that these appraised values are higher than our estimate of the gross property values for these properties. With respect to CBRE's April 2005 appraisals of Greenspoint Apartments and Sands Point Apartments, the general partner believes that CBRE's assumptions underlying its appraised values for these properties are inconsistent with the historical operating performance of the properties. For example, the appraiser assumed higher annual rental rates, lower capital replacement reserves, lower vacancy rates and lower collection loss rates than those historically experienced at the properties. Also, the liquidation value does not take into account transaction costs likely to be incurred if the properties were sold, such as broker's commissions, title and escrow fees and transfer taxes.

     The general partner believes that our valuation method provides a reasonably fair method to determine the offer price despite the fact that it is significantly lower than the amount we estimate that you would receive if we liquidated the partnership using the revised net liquidation proceeds per unit described above. In reaching this determination, the general partner considered the fact that an actual liquidation might result in sale prices for the properties that are higher or lower than the appraised values used to determine the net liquidation proceeds per unit (and a correspondingly higher or lower distribution to you). The general partner believes that it is not uncommon for real estate appraisals to overstate property values. For example, AAA, which was retained to provide an appraisal in 2003, determined a final "as is" market value for Misty Woods Apartments of $8,200,000 in 2003. However, in marketing the property for sale recently, the general partner found that the highest price a prospective purchaser was willing to pay was only $6,550,000. The general partner believes that an appraisal obtained by a lender in connection with a financing transaction is more likely to overstate property values because of the conflict of interest inherent in the appraiser's role in these situations. On one hand, it is asked to value the property fairly so that the lender can be comfortable that the loan does not exceed a specified percentage of the property value. On the other hand, the appraiser often feels pressured to overstate property values so that its client, the lender, can complete the transaction and earn fees and income from the loan.

BALLOON PAYMENTS ON MORTGAGE DEBT

     As described in the Amended and Restated Offer to Purchase under "RISK FACTORS -- Your partnership has balloon payments on its mortgage debt," your partnership has the following balloon payments on its mortgages: $4,777,000 due in January 2006; $11,000,000 due in June 2007; and $12,521,000 due in July 2013.
In addition, the new mortgage encumbering Greenspoint Apartments is subject to a call option exercisable by the lender on May 1, 2012 and every fifth anniversary thereafter. In the event that the lender exercises its call option, approximately $11,000,000 would be due as soon as May 1, 2012 or every fifth anniversary thereafter. If your partnership is unable to refinance these mortgages or the mortgages encumbering your partnership's other properties prior to their maturity dates, or is otherwise unable to obtain funds to make these payments when due, it will be in default and could lose the properties to foreclosure.

THIRD-PARTY APPRAISALS

     CBRE was hired by the lenders to perform real estate appraisals in connection with our refinancing of indebtedness encumbering Greenspoint Apartments and Sands Point Apartments in 2005. We paid CBRE a fee of $10,500 in 2005 for the appraisals. CBRE was retained by lenders to conduct appraisals of properties owned by other partnerships in which we own interests, in connection with refinancing transactions. During the prior two years, no material relationship has existed between CBRE and your partnership or any of its affiliates, including AIMCO Properties, L.P.

     In performing its appraisals for Greenspoint Apartments and Sands Point Apartments in 2005, CBRE considered the same factors and used the same methodology as it did in performing its 2003 appraisals for Plantation Crossing Apartments, Vinings Peak Apartments and Wood Lake Apartments, except for the following:

     - CBRE reviewed historical operating statements for the years 2002 through 2004 and a 2005 budget for Greenspoint Apartments, and historical operating statements for the years 2003 and 2004 and a 2005 budget for Sands Point Apartments.

     - In preparing the appraisal for Sands Point Apartments, CBRE principally relied on (1) the sales approach and (2) the income capitalization approach. CBRE considered the cost approach not to be applicable to estimating the value of Sands Point due to the lack of use of this approach by market participants and the amount of depreciation impacting the property. CBRE noted that the exclusion of the cost approach does not diminish the reliability of the value conclusion and does not represent a limitation on the scope of the appraisal that requires departure from Uniform Standards of Professional Appraisal Practice.

     CBRE's appraisals only speak as of their respective effective dates in April 2005. You may obtain a full copy of CBRE's appraisals upon request, without charge, by contacting the Information Agent at one of the addresses or the telephone number on the last page of this Supplement. Copies of the appraisals for the properties are also available for inspection and copying at the principal executive offices of the partnership during regular business hours by any interested unitholder or his or her designated representative at his or her cost. In addition, a copy of the appraisals has been filed with the SEC as an exhibit to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO and is available on the SEC's site on the World Wide Web at http://www.sec.gov.

     The summary set forth below describes the material conclusions reached by CBRE based on the values determined under the valuation approaches and subject to the assumptions and limitations described below.

                                  GREENSPOINT

     Valuation Under Cost Approach. CBRE began its analysis under the cost approach by valuing the property's land. CBRE compared three land sales between July 2004 and February 2005. The appraiser noted that the pool of recent land sales was somewhat limited due to a slowdown in multi-family development over the 24 months preceding the appraisal. The appraiser made an adjustment for changes in market conditions due to increasing average land prices since the date of the earliest comparable land sales in addition to making adjustments based on the location and density of the comparable properties. As a result of its analysis, the appraiser arrived at a value range of $10,535 to $11,900 per unit. CBRE considered a price per unit indication near the middle of the range indicated by the comparables to be most appropriate for the land at Greenspoint. Thus, the estimated land value based on a $11,200 sales price per unit for the 250 units was approximately $2,800,000.

     After determining a value for the land, CBRE next estimated the cost of replacing the property's improvements. CBRE first estimated a base building cost, based on the Marshall Valuation Service cost guide, adjusting such cost to reflect the physical characteristics of the subject property. CBRE then added estimated indirect costs, such as developer overhead, property taxes, legal and insurance costs, local development fees and contingencies, and lease-up and marketing costs. CBRE also added estimated entrepreneurial profit, representing the return to the developer, to arrive at an estimate of the subject property's replacement cost. CBRE then reduced this value by estimating accrued depreciation from three sources: physical deterioration, functional obsolescence and external obsolescence, resulting in an estimate of the subject property's depreciated replacement cost of $15,245,533. CBRE added to this value its estimate of the land value to produce an indication of value for Greenspoint of $18,000,000 (after rounding).

     Valuation Under Sales Comparison Approach. CBRE compared Greenspoint with six apartment complexes that were sold between February 2004 and March 2005 and located in Greenspoint's real estate market area. Based on its qualitative analysis, CBRE rated one comparable property as superior to, four comparable properties as comparable to, and one comparable property as inferior to, Greenspoint with respect to location. CBRE rated the age and condition of all six comparable properties as comparable to the age and condition of Greenspoint. CBRE rated the average unit size of one comparable property as larger than, four comparable properties as comparable to, and one comparable property as smaller than, the average unit size of Greenspoint. CBRE rated the project size of four comparable properties as comparable to, and two comparable properties as smaller than, the project size of Greenspoint. CBRE rated the density of five comparable properties as lower than, and one comparable property as comparable to, the density of Greenspoint. CBRE rated all six comparable properties as comparable to Greenspoint with respect to economic factors.

     CBRE made adjustments to the sales price per unit of each comparable property to reflect differences from Greenspoint in location, age and condition, average unit size, project size, density and economic factors. In addition, although all of the comparable sales were recent sales, based on the trend in the prices of the comparable sales, CBRE made upward adjustments in the sales price per unit of the three comparable sales completed in 2004. Based on the available data, CBRE concluded a value range of $50,039 to $54,231 per unit. CBRE considered a price per unit indication near the midpoint of the range indicated by the comparables to be most appropriate for Greenspoint. Thus, the estimated value based on a $50,000 sales price per unit for the 336 units was approximately $16,800,000, and the estimated value based on a $53,000 sales price per unit for the 336 units was approximately $17,808,000.

     CBRE also performed an effective gross income multiplier ("EGIM") analysis. The EGIM reflects the relationship between effective gross annual income and sales price. CBRE estimated the operating expense ratio ("OER") of Greenspoint to be 54.87%, with the expense ratios of the comparable properties ranging from 46.13% to 63.54%, resulting in EGIMs ranging from 7.60 to 8.77. CBRE reconciled Greenspoint's EGIM toward the middle part of the range, concluding an EGIM of
7.75 for Greenspoint. CBRE applied the EGIM to the stabilized effective gross income for the property (see Income Approach section below), resulting in a value conclusion of approximately $18,848,942.

     CBRE estimated the value using the price per unit analysis between $16,800,000 and $17,808,000 and the value using the EGIM analysis at $18,848,942. Based on these two valuation methods, CBRE concluded a value indication for Greenspoint under the sales comparison approach of $17,500,000 (after rounding). CBRE assumed a marketing and exposure period of six to twelve months.

     Valuation Under Income Capitalization Approach. Under the income capitalization approach, CBRE performed (1) a direct capitalization analysis and
(2) a discounted cash flow analysis to derive a value for Greenspoint.

     CBRE first employed a direct capitalization analysis by dividing a forecast of net operating income ("NOI") by an appropriate capitalization rate. CBRE performed a market rent analysis for the property to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. CBRE calculated Greenspoint's effective gross income ("EGI") by adding apartment rental collections to other income and then making adjustments, including adjustments based on an estimated stabilized physical vacancy of 13.0% and a 3.0% collection loss. Under this analysis, CBRE arrived at an EGI of $2,432,122. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Greenspoint of approximately $1,097,602. CBRE performed a pro forma analysis of revenue and expenses for the property to derive the subject's stabilized NOI. CBRE relied on the subject's historical operating statements for this estimate. CBRE derived an overall capitalization rate of 6.25% based upon analysis of comparable sales, published investor surveys, and the band of investment technique, a method of capitalization rate derivation based on debt rates and terms common to the market along with common investor dividend requirements. Using an overall capitalization rate of 6.25%, CBRE determined that the direct capitalization method indicated a value of $17,600,000 (after rounding) for Greenspoint.

     CBRE also utilized a discounted cash flow method to analyze the value of the property. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. The assumptions employed by CBRE to determine the value of Greenspoint under the discounted cash flow method included:

          (1) stabilized occupancy rate of 87.00%;

          (2) credit loss rate of 3.00%;

          (3) concession rate of 8.0%;

          (4) terminal capitalization rate of 7.00%;

          (5) discount rate of 9.00%;

          (6) 2.00% cost of sale at reversion; and

          (7) holding period of 10 years.

     Based on these assumptions, CBRE's estimate of cash flows for a ten-year period resulted in an "as is" value indication of $17,600,000 (after rounding) for Greenspoint.

     CBRE placed primary emphasis on the direct capitalization method because it considered this method to best reflect the actions of buyers and sellers currently active in the relevant market. Under the income capitalization approach, reconciling the direct capitalization method values and the discounted cash flow analysis values, CBRE concluded a value of $17,600,000 for Greenspoint.

     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the cost approach, the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the three approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. CBRE concluded an estimated market value of $18,000,000 under the cost approach, an estimated market value of $17,500,000 under the sales comparison approach and an estimated market value of $17,600,000 under the income capitalization approach. After reconciling the various factors, CBRE determined a final "as is" market value of $17,600,000 for Greenspoint as of April 18, 2005 in its appraisal report dated April 25, 2005.

                                  SANDS POINT

     Valuation Under Sales Comparison Approach. CBRE compared Sands Point with six apartment complexes that were sold between August 2003 and March 2005 and located in Sands Point's real estate market area. Based on its qualitative analysis, CBRE rated one comparable property as superior to, and five comparable properties as comparable to, Sands Point with respect to location. CBRE rated the age and condition of two comparable properties as superior to, two comparable properties as comparable to, and two comparable properties as inferior to, the age and condition of Sands Point. CBRE rated the average unit size of three comparable properties as larger than, one comparable property as comparable to, and two comparable properties as smaller than, the average unit size of Sands Point. CBRE rated all six comparable properties as comparable to Sands Point with respect to project size, density and economic factors.

     CBRE made adjustments to the sales price per unit of each comparable property to reflect differences from Sands Point in location, age and condition, average unit size, project size, density and economic factors. Based on the available data, CBRE concluded a value range of $41,018 to $48,830 per unit. CBRE considered a price per unit indication near the midpoint of the range indicated by the comparables to be most appropriate for Sands Point. Thus, the estimated value based on a $41,000 sales price per unit for the 432 units was approximately $17,712,000, and the estimated value based on a $45,000 sales price per unit for the 432 units was approximately $19,440,000.

     CBRE also performed an effective gross income multiplier analysis. The EGIM reflects the relationship between effective gross annual income and sales price. CBRE estimated the operating expense ratio of Sands
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Point to be 58.73%, with the expense ratios of the comparable properties ranging from 46.13% to 65.62%, resulting in EGIMs ranging from 6.26 to 8.09. CBRE reconciled Sands Point's EGIM toward the middle part of the range, concluding an EGIM of 7.0 for Sands Point. CBRE applied the EGIM to the stabilized effective gross income for the property (see Income Approach section below), resulting in a value conclusion of approximately $19,207,334.

     CBRE estimated the value using the price per unit analysis between $17,712,000 and $19,440,000 and the value using the EGIM analysis at $19,207,334. Based on these two valuation methods, CBRE concluded a value indication of $18,360,000 (after rounding) and a stabilized value indication of $18,500,000 for Sands Point under the sales comparison approach. CBRE assumed a marketing and exposure period of six to twelve months.

     Valuation Under Income Capitalization Approach. Under the income capitalization approach, CBRE performed (1) a direct capitalization analysis and
(2) a discounted cash flow analysis to derive a value for Sands Point.

     CBRE first employed a direct capitalization analysis by dividing a forecast of net operating income by an appropriate capitalization rate. CBRE performed a market rent analysis for the property to derive a projected rental income. The analysis included both a review of the subject's current asking and actual rent rates as well as a comparison with comparable apartment properties. CBRE calculated Sands Point's effective gross income by adding apartment rental collections to other income and then making adjustments, including adjustments based on an estimated stabilized physical vacancy of 12.0% and a 4.0% collection loss. Under this analysis, CBRE arrived at an EGI of $2,743,905. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Sands Point of approximately $1,132,424. CBRE performed a pro forma analysis of revenue and expenses for the property to derive the subject's stabilized NOI. CBRE relied on the subject's historical operating statements for this estimate. CBRE derived an overall capitalization rate of 6.25% based upon analysis of comparable sales, published investor surveys, and the band of investment technique, a method of capitalization rate derivation based on debt rates and terms common to the market along with common investor dividend requirements. Using an overall capitalization rate of 6.25%, CBRE determined that the direct capitalization method indicated an "as is" value of $18,000,000 (after rounding) and an "as stabilized" value of $18,140,000 (after rounding) for Sands Point.

     CBRE also utilized a discounted cash flow method to analyze the value of the property. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. The assumptions employed by CBRE to determine the value of Sands Point under the discounted cash flow method included:

          (1) stabilized occupancy rate of 88.00%;

          (2) credit loss rate of 4.00%;

          (3) concession rate of 8.0%;

          (4) terminal capitalization rate of 7.00%;

          (5) discount rate of 8.75%;

          (6) 2.00% cost of sale at reversion; and

          (7) holding period of 10 years.

     An adjustment was made for lease-up costs because Sands Point's occupancy level was below a stabilized occupancy projection. CBRE assumed a lease-up period of six months. Based on these assumptions, CBRE's estimate of cash flows for a ten-year period resulted in an "as is" value indication of $18,040,000 (after rounding) and an "as stabilized" value of $18,180,000 (after rounding) for Sands Point.

     CBRE placed primary emphasis on the direct capitalization method because it considered this method to best reflect the actions of buyers and sellers currently active in the relevant market. Under the income capitalization approach, reconciling the direct capitalization method values and the discounted cash flow analysis

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values, CBRE concluded an "as is" value of $18,000,000 and an "as stabilized"
value of $18,150,000 for Sands Point.

     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. CBRE concluded an estimated "as is" market value of $18,360,000 and an estimated "as stabilized" market value of $18,500,000 under the sales comparison approach and an estimated "as is" market value of $18,000,000 and an estimated "as stabilized" market value of $18,140,000 under the income capitalization approach. After reconciling the various factors, CBRE determined a final "as is" market value of $18,000,000 and a final "as stabilized" market value of $18,150,000 for Sands Point as of April 21, 2005 in its appraisal report dated May 9, 2005.

THE SETTLEMENT OF THE NUANES AND HELLER COMPLAINTS

     As disclosed in the Amended and Restated Offer to Purchase, under the section entitled "THE OFFER -- Section 6. The Lawsuit and the Settlement -- The Settlement of the Nuanes and Heller Complaints," on April 28, 2005, an objector filed a petition for review with the California Supreme Court in connection with the opinion vacating the order approving the settlement of the Nuanes and Heller complaints and remanding for further findings. On May 18, 2005, AIMCO filed an answer to the objector's petition.

     On June 10, 2005, the California Supreme Court denied the objector's petition for review, and on June 21, 2005, the Court of Appeals sent the matter back to the trial court. The parties intend to ask the trial court to make further findings in connection with the settlement consistent with the Court of Appeals' remand order. The Court of Appeals is also scheduled to hear oral argument in the Heller appeal on July 27, 2005.

                                    *  *  *

     QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS SUPPLEMENT, THE AMENDED AND RESTATED OFFER TO PURCHASE OR THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, OR FOR A COMPLETE COPY OF AN APPRAISAL OF ANY OF YOUR PARTNERSHIP'S PROPERTIES, MAY BE DIRECTED TO THE INFORMATION AGENT AT (800) 467-0821.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             THE ALTMAN GROUP, INC.

            By Mail:                  By Overnight Courier:                   By Hand:
    1275 Valley Brook Avenue         1275 Valley Brook Avenue         1275 Valley Brook Avenue
      Lyndhurst, NJ 07071              Lyndhurst, NJ 07071              Lyndhurst, NJ 07071

                         For information, please call:

                           TOLL FREE: (800) 467-0821

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